Exhibit 99.1

SGOCO Technology, Ltd.
First Quarter 2010 Financial Results

Jinjiang City, China – SGOCO Technology, Ltd., formally known as Hambrecht Asia Acquisition Corp. (the “Company” or “SGOCO”) (OTCBB: HMAUF), a leading liquid crystal display solutions branded designer, manufacturer and distributor in China, today announced its unaudited financial results for the first quarter of 2010 ended March 31, 2010.

Highlights

•
The total number of exclusive retailers within the “SGOCO Club” network, a vertically integrated Direct Store Delivery system initiated by the Company in 2009, increased to 206 as of March 31, 2010, up from 70 as of December 31, 2009

•	Total revenue increased by 786.4% to US$19.5 million from US$2.2 million compared to the same period of the prior fiscal year

•	Net income increased by 100.0% to US$0.6 million from US$0.3 million in the same period of the prior fiscal year

•	Fully diluted Earnings Per Share (“EPS”) rises by 100.0% year-over-year to US$0.06 from US$0.03 for the same period of the prior fiscal year

Significant Expansion of “SGOCO Club” Network

In the first quarter of 2010, the Company significantly expanded its “SGOCO Club” network, increasing the total number of exclusive retailers within the network to 206 as of March 31, 2010, up from 70 as of December 31, 2009.  SGOCO Club is a vertically integrated Direct Store Delivery system initiated by the Company in 2009.  The Company licenses the name of “SGOCO Club” to a chain of independent retail outlets located in smaller urban and adjoining rural markets that are not well-served by more expensive global brands.  This unique retail model allows SGOCO to ensure best value, price, and delivery of quality, branded products to end-consumers in underserved neighborhoods within China’s smaller cities and rural suburbs.

Burnette Or, President and Chief Executive Officer of SGOCO, said, “We are particularly excited that the number of our SGOCO Club operators increased by 194.3% to 206 compared to last quarter. We expect that the expanding SGOCO Club network will be a solid foundation for our continued rapid growth in 2010 and the coming years with more exclusive retailers added to our SGOCO Club network in the second quarter of this year.”

Q1’2010  Financial Results

Revenue
Revenue for the first quarter ended March 31, 2010 was US$19.5 million, up 786.4 % from US$2.2 million in the first quarter of 2009.  The significant increase in sales was due to the expansion of production capacity after the Company relocated to a new manufacturing facility in mid-year of 2009.  In addition, the Company increased its market share in LCD monitors through expansion of “SGOCO Club” retail network.

Gross Margins
As a percentage of total sales, the overall gross margin was 16.1% for the three months ended March 31, 2010, compared to 31.3% for the three months ended March 31, 2009.  The decrease was due to certain projects that the Company undertook in the first quarter of 2009 which generated smaller revenues but larger gross margins.

General and Administrative Expenses
General and administrative expenses amounted to approximately US$1.32 million for the three months ended March 31, 2010, an increase of approximately US$1.17 million, or 780.0% compared to approximately US$0.15 million in the three months ended March 31, 2009. The increase was due to costs related to the Acquisition, which attributed to approximately US$1 million.

Income taxes
The amount of income tax was US$0.29 million for the three months ended March 31, 2010 compared with US$3,500 in income taxes during the three months ended March 31, 2009.  The change was due to the increased revenues in the first quarter of 2010.

Net Income
Net income for the first quarter of 2010 was US$0.6 million, up 100.0% from US$0.3 million recorded for the same period last year.  Fully Diluted EPS was US$0.06, up by 100.0% year-over-year.  The impact to the net income is primarily due to increase in the general and administrative expenses related to the acquisition as noted above.

Seasonality
The Company’s operating results are influenced by seasonal factors, including the timing of local holidays, such as the Chinese New Year during the first quarter of the year, and other events affecting consumer demand.  These factors may cause the Company’s sales and operating results to fluctuate on a quarterly basis.  Although it is difficult to make broad generalizations with respect to seasonality, the Company’s sales tend to be lower in the first quarter of each fiscal year compared to sales in the second, third and fourth quarters.  Due to seasonal factors, interim results may not be indicative of annual results.

Liquidity
The Company’s financial condition as of March 31, 2010 remained relatively strong.  As of March 31, 2010, the Company had US$5.6 million in unrestricted cash and US$13.0 million in working capital.

		March 31,		December 31,
		2010		2009
Cash including restricted cash	US$	14.4M	US$	11.4M
Working Capital		13.0M		7.9M
Current Ratio (Current assets/Current liabilities)		1.22		1.17

Accounting Treatment

The Company was originally formed as a blank check company for the purpose of acquiring one or more operating businesses in the People’s Republic of China through a merger, stock exchange, asset acquisition or other similar business combination or control through contractual arrangements.  On March 12, 2010, the Company completed the acquisition (“Acquisition”) of all of the outstanding capital stock of Honesty Group Holdings Limited (“Honesty Group”).  The Acquisition resulted in the shareholders of Honesty Group obtaining a majority of the voting interest in the Company.  Generally accepted accounting principles require that Honesty Group, whose shareholders retain the majority voting interest in the combined business, be treated as the acquirer for accounting purposes. Since the Company did not have any assets with operating substance except cash and short-term investments prior to the transaction, the Acquisition has been accounted for as reorganization and recapitalization of Honesty Group.  The Acquisition transaction utilized the capital structure of the Company.  The assets and liabilities of Honesty Group were recorded as historical cost.  Although Honesty Group was deemed to be the acquiring company for accounting and financial reporting purposes, the legal status of the Company as the surviving corporation did not change.

Post Merger Capitalization Table

The following table summarizes the outstanding capital stock and rights to acquire capital stock of the Company after giving effect to the transactions contemplated by the Acquisition:

Total Outstanding
Ordinary Shares (par value US$0.001 per share)	16,094,755 (1) (3)
Warrants (each to purchase 1 ordinary share)	1,816,027 (2) (3)

(1) Of these shares, 6,566,823 Ordinary Shares are held in escrow subject to release if the Company meets certain net income targets set forth in the Share Exchange Agreement, dated as of February 12, 2010, and described below.
(2) Each outstanding warrant entitles the holder to purchase one Ordinary Shares at a price of US$8.00 per share on or before March 7, 2014, or the earlier redemption of the warrant in accordance with its terms.
(3) Does not include shares and warrants underlying the option of Broadband Capital Management LLC., to acquire 280,000 units, each consisting of one Ordinary share and one Warrant.

Share Issuances to Honesty Group Shareholders

The Company completed the Acquisition with Honesty Group on March 12, 2010 (the “Closing”).  The Acquisition resulted in the issuance of: (i) 8.5 million of the Ordinary Shares of the Company at the Closing to former shareholders of Honesty Group, including Sun Zone Investments Limited, a company organized under the laws of the British Virgin Islands, and Mr. Sze Kit Ting, a resident of Hong Kong (collectively, “Honesty Group Shareholders”), and (ii) 5.8 million of the Ordinary Shares of the Company to the Honesty Group Shareholders, to be held in escrow and released as follows:

•	5.0 million Ordinary Shares if the net income from the Company’s existing operation for the fiscal year of 2010 exceeds US$15,000,000, excluding the cost incurred in connection with the Acquisition;

•	0.8 million Ordinary Shares if the net income from the Company’s existing operation for the fiscal year of 2011 exceeds US$20,000,000, excluding the cost incurred in connection with the Acquisition;

•	5.8 million Ordinary Shares if the Company fails to meet the target for the fiscal year of 2010 but meets the target for the fiscal year of 2011; and

•	If neither target is met, the 5.8 million Ordinary Shares will be delivered to the Company for cancellation and returned to the status of authorized but unissued shares.

Change of Name

On March 16, the Company changed its corporate name to SGOCO Technology, Ltd. from Hambrecht Asia Acquisition Corp.

About SGOCO Technology, Ltd.

SGOCO Technology, Ltd. is the leading branded designer, manufacturer and distributor of LCD consumer products including LCD PC monitors, LCD TV and application-specific products focused on providing high quality, branded electronics at affordable prices for Chinese consumers.

For more information about SGOCO, please visit http://www.sgoco.com

Safe Harbor and Informational Statement

This announcement contains forward-looking statements.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate” and similar statements.  Among other things, the quotation from management in this announcement, as well as SGOCO’s strategic and operational plans, contain forward-looking statements.  SGOCO may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Statements that are not historical facts, including statements about SGOCO’s beliefs and expectations are forward-looking statements.  Forward-looking statements involve inherent risks and uncertainties.  A number of important facts could cause actual results to differ materially from those contained in any forward-looking statement.  Potential risks and factors include, but are not limited to, the following: requirements or changes adversely affecting the LCD market in China; fluctuations in customer demand for LCD products generally; the success of the Company in promoting its brand of LCD products in China and elsewhere; management of rapid growth; changes in government policy including policy regarding subsidies for purchase of consumer electronic products and local production of consumer goods in China; the fluctuations in sales of LCD products in China; China’s overall economic conditions and local market economic conditions; the Company’s ability to expand through strategic acquisitions and establishment of new locations; changing principles of generally accepted accounting principles; compliance with government regulations; legislation or regulatory environments, and geopolitical events.  Further information regarding these and other risks is outlined in SGOCO’s filings with the U.S. Securities and Exchange Commission.  All information provided in this press release and in the attachments is as of the date of this press release, and SGOCO undertakes no duty to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Ms. Peggy Yuan
SGOCO Technology, Ltd.
Email: peggy@sgoco.com
Tel: + 86-10-5879-7640
        + 86-10-13552276790

Ms. Xiaoling Xu
SGOCO Technology, Ltd.
Email:phxu@sgoco.com
Tel: +86-10-5879-7640
        +86-10-13661000994

SGOCO TECHNOLOGY, LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31,	December 31
	2010	2009
	(Unaudited)

ASSETS

CURRENT ASSETS
Cash	$5,564,844	$5,808,013
Restricted cash	8,862,613	5,596,699
Accounts receivables, trade	12,628,528	18,641,548
Accounts receivables - related parties	1,246,557	224,407
Other receivables	126,676	121,226
Inventories	6,817,218	4,011,505
Advances to suppliers	28,726,525	11,950,074
Advances to suppliers - related parties	7,677,918	8,954,051
Other current assets	285,500	20,746
Total current assets	71,936,379	55,328,269

PLANT AND EQUIPMENT, NET	16,348,572	15,729,350

OTHER ASSETS
Intangible assets, net	8,489,717	8,412,366
Other non-current assets	69,589	2,693
Total other assets	8,559,306	8,415,059

Total assets	$96,844,257	$79,472,678

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Notes payables	$23,533,350	$18,709,038
Bank overdraft	1,446,573	717,562
Short term loan	18,376,280	19,230,756
Accounts payables, trade	6,652,735	3,490,937
Accrued liabilities	490,688	74,147
Other payables	413,862	382,978
Other payables - related parties	2,942,119	198,875
Customer deposits	1,820,435	457,761
Customer deposits - related parties	55,152	335,056
Taxes payable	3,109,067	3,872,916
Unsecured promissory note due to shareholder	100,000	-
Total current liabilities	58,940,261	47,470,026

OTHER LIABILITIES
Warrant derivative liability	1,573,490	-
Put option derivative liability	2,000,000	-
Total other liabilities	3,573,490

Total liabilities	62,513,751	47,470,026

COMMITMENT AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Common stock, $ 0.001 par value; 50,000,000 shares authorized, 16,094,755 and 14,300,000 issued and outstanding at March 31, 2010, and December 31, 2009	16,095	14,300
Paid-in capital	19,037,683	17,263,916
Statutory reserves	1,511,974	1,286,942
Retained earnings	11,723,849	11,394,086
Accumulated other comprehensive income	2,040,905	2,043,408
Total shareholders' equity	34,330,506	32,002,652

Total liabilities and shareholders' equity	$96,844,257	$79,472,678

SGOCO TECHNOLOGY, LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME
(UNAUDITED)

	Three months ended March 31,
	2010	2009
REVENUES:
Revenues	$13,083,747	$902,666
Revenues - related parties	2,700,999	1,223,298
Other operating income	3,690,862	29,227
TOTAL REVENUES	19,475,608	2,155,191

COST OF GOODS SOLD:
Cost of goods sold	10,636,097	746,610
Cost of goods sold - related parties	2,138,087	695,152
Other operating expenses	3,567,574	38,328
TOTAL COST OF GOODS SOLD	16,341,758	1,480,090

GROSS PROFIT	3,133,850	675,101

OPERATING EXPENSES:
Selling expenses	79,215	30,774
General and administrative expenses	1,319,137	152,625
Total operating expenses	1,398,352	183,399

INCOME FROM OPERATIONS	1,735,498	491,702

OTHER INCOME (EXPENSES):
Interest income	22,845	694
Interest expense	(264,648)	(152,558)
Other income	7,806	24,201
Other expenses	(174,232)	(79,921)
Change in fair value of warrant derivative liability	(478,540)	-
Total other income (expenses), net	(886,769)	(207,584)

INCOME BEFORE PROVISION FOR INCOME TAXES	848,729	284,118

PROVISION FOR INCOME TAXES	293,934	3,478

NET INCOME	554,795	280,640

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	(2,503)	(179,734)

COMPREHENSIVE INCOME	552,292	$100,906

EARNING PER SHARE
Basic	$8,717,008	$8,500,000
Diluted	$8,737,596	$8,500,000

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
Basic	0.06	0.03
Diluted	0.06	0.03

SGOCO TECHNOLOGY, LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

						Accumulated
			Additional	Retained Earnings		other
	Common stock		Paid-in	Statutory		comprehensive
	Shares	Par Value	capital	reserves	Unrestricted	income	Totals
BALANCE, December 31, 2008	14,300,000	$14,300	$14,183,916	$571,035	$4,950,920	$2,060,272	$21,780,443

Shareholder contribution			2,090,000				2,090,000
Net income					280,640		280,640
Adjustment for statutory reserve				29,048	(29,048)		-
Foreign currency translation adjustment						(179,734)	(179,734)

BALANCE, March 31, 2009 (Unaudited)	14,300,000	14,300	16,273,916	600,083	5,202,512	1,880,538	23,971,349

Shareholder contribution			990,000				990,000
Net income					6,878,433		6,878,433
Adjustment for statutory reserve				686,859	(686,859)		-
Foreign currency translation adjustment						162,870	162,870

BALANCE, December 31, 2009	14,300,000	14,300	17,263,916	1,286,942	11,394,086	2,043,408	32,002,652

Shares issued for recapitalization	1,027,932	1,028	4,501,937				4,502,965
Shares placed in escrow	766,823	767	-				767
Shareholder contribution			366,780				366,780
Reclassification of warrants to derivative liabilities			(1,094,950)				(1,094,950)
Reclassification of put options to derivative liabilities			(2,000,000)				(2,000,000)
Net income					554,795		554,795
Adjustment for statutory reserve				225,032	(225,032)		-
Foreign currency translation adjustment						(2,503)	(2,503)

BALANCE, March 31, 2010 (Unaudited)	16,094,755	$16,095	$19,037,683	$1,511,974	$11,723,849	$2,040,905	$34,330,506

SGOCO TECHNOLOGY, LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Three months ended March 31,
	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$554,795	$280,640
Adjustments to reconcile net income to cash (used in) operating activities:
Depreciation and amortization	254,290	161,426
Change in fair value of warrant derivative liability	478,540	-
Change in operating assets and liabilities
Accounts receivables, trade	6,010,971	2,275,563
Accounts receivables - related parties	(1,021,801)	(279,894)
Other receivables	(3,465)	(69,548)
Inventories	(2,804,757)	(5,054,383)
Advances to suppliers	(16,770,734)	(3,809,603)
Advances to suppliers - related parties	1,275,697	(1,651,763)
Other current assets	(256,431)	(327)

Change in operating liabilities
Notes payables	4,822,668	283,547
Accounts payables, trade	3,160,719	(749,973)
Other payables	30,874	(34,558)
Other payables - related parties	2,742,309	2,679,180
Accrued liabilities	282,406	(3,302)
Customer deposits	1,362,210	6,589
Customer deposits - related parties	(279,809)	827,484
Taxes payable	(763,589)	(987,105)
Net cash used in operating activities	(925,107)	(6,126,027)

CASH FLOWS FROM INVESTING ACTIVITIES:
Long term prepayment	(66,872)	-
Purchase of equipment	(78,393)	(15,186)
Payment to construction-in-progress	(1,515,990)	(1,530,903)
Purchase of intangible assets	(89,493)	(2,498,109)
Cash received from legal acquirer	5,913	-
Net cash used in investing activities	(1,744,835)	(4,044,198)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in restricted cash	(3,264,800)	(355,431)
Bank overdraft	728,762	-
Proceeds from government	733,250	1,904,630
Proceeds from short-term loan	11,792,912	7,178,990
Payments on short-term loan	(12,647,096)	-
Shareholder contribution	366,780	2,090,000
Proceeds from recapitalization	5,388,083	-
Payments of financing costs	(666,468)
Net cash provided by financing activities	2,431,423	10,818,189

EFFECT OF EXCHANGE RATE ON CASH	(4,650)	(145,136)

INCREASE IN CASH	(243,169)	502,830

CASH, beginning of period	5,808,013	352,568

CASH, end of period	$5,564,844	$855,398

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest expenses paid (net of amount capitalized)	$264,648	$152,558
Income taxes paid	$331,700	$-